BEIJING BRUSSELS CENTURY CITY HONG KONG JAKARTA† LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036-6524 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

August 7, 2013

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Loan Lauren P. Nguyen
Special Counsel

Re:	Norwegian Cruise Line Holdings Ltd.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 7, 2013
File No. 333-190258

Ladies and Gentlemen:

Set forth below are the responses of Norwegian Cruise Line Holdings Ltd. (the “Company”) to the August 7, 2013 oral comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 2, which has been marked to indicate the changes made to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement also filed on August 7, 2013. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

† In association with Tumbuan & Partners

U.S. Securities and Exchange Commission

August 7, 2013

Principal and Selling Shareholders, page 112

Oral Comment: Please disclose here or in your Underwriting section that the selling shareholders may be deemed to be underwriters with respect to the shares they are offering.

The Company has amended the prospectus on page 113 to include the following disclosure requested by the Staff:

“The Selling Shareholders may be deemed to be underwriters within the meaning of the Securities Act with respect to the ordinary shares they are offering.”

For the reasons described in our letter relating to Amendment No. 1 (submitted to the Staff on August 7, 2013), this amended disclosure is not an acknowledgement by the Company or the Selling Shareholders that the Selling Shareholders are statutory underwriters within the meaning of the Securities Act.

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 408-2440.

Sincerely,

/s/ William B. Kuesel
William B. Kuesel, Esq. of O’MELVENY & MYERS LLP

cc:	Daniel S. Farkas, Esq.
Senior Vice President and General Counsel
Norwegian Cruise Line Holdings Ltd.

Sonia Bednarowski
U.S. Securities and Exchange Commission